PowerVerde, Inc.

21615 North 2nd Avenue

Phoenix, Arizona 85027

November 25, 2008

VIA FEDERAL EXPRESS AND EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vyrex Corporation (the “Company”)
Amendment 1 to Form 10-KSB for the year ended December 31, 2007 Filed November 14, 2008
Form 10-Q as of September 30, 2008
File No. 0-27866

Dear Mr. Vaughn:

The following sets forth the comment made in your letter dated November 24, 2008, and the Company’s response to the comment:

Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007

General

1.	We note your response to prior comment 3 from our letter dated October 8, 2008. We note within your certification here and your Amended March 31, 2008, Amended June 30, 2008, and September 30, 2008 Form 10-Q filed pursuant to Exchange Act Rule 13a-14(a) are still not in the exact form prescribed by item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X. For instance, we note that you deleted the wording “the registrant’s other certifying officer(s) and” from paragraphs 4 and 5. Please revise your future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X.

Mr. Kevin L. Vaughn

November 25, 2008

We agree with the Staff’s comment regarding our certifications. We will revise our future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-B and Item 601(b)(31) of Regulation S-X.

* * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned or our company counsel Robert Macaulay at (305) 530-4026. Thank you for your assistance.

Sincerely yours,

/s/ George Konrad
George Konrad
President